

May 5, 2015

Via E-mail
Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, California 94105

  Re: The Charles Schwab Corporation
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed February 23, 2015
    File No. 1-09700

Dear Mr. Bettinger:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations, page 20

Results of Operations, page 24

Net Revenues, page 24

1. We note that a significant amount of your asset management and administration fees are generated from Schwab money market funds, equity and bond funds, and mutual fund OneSource (i.e. mutual fund service fees). In an effort to enhance your disclosure and provide greater transparency to investors, please revise your future filings to address the following:

- Provide a separate roll-forward of your assets under management and administration (AUM&A) for each asset class (as noted above). Your roll-forward should include, but not be limited to, gross in-flows and gross out-flows, market appreciation (depreciation), and the effects of foreign currency translations for each period provided.
- Disclose the average AUM&A for each asset class for each period provided. In addition, consider expanding your client metrics in the table on page 20 (Overview) to provide your average client assets.
- Provide an analysis (preferably in tabular format) comparing your weighted average fee rate charged (e.g. by basis points) for the aforementioned asset classes.
- Provide a discussion here, and elsewhere within your MD&A as necessary, of any significant trends experienced in AUM&A (e.g. new client assets or redemptions, significant changes between asset classes attributable to specific or general economic factors, etc.).

Other Revenue – Net, page 27

2.   It appears that order flow revenues have been a significant component of your "Other Revenue" line item in each of last three fiscal years. However, your disclosure does not indicate the amount of order flow payments or the amount of the change, year over year. We note that payments made to brokers by market venues were subject to a significant amount of public, press, regulatory and congressional scrutiny. Also, we note that on your website you provide customers with disclosure about the revenue per share you receive from various market venues. In order for investors to better understand the impact of order flow payments and any changes to the arrangements, please revise your disclosure in future filings to disclose the amounts of revenue generated from order flow in each period. Please discuss the major components of order flow revenues. Please also discuss the reasons for any material changes in order flow revenues, such as whether an increase was a result of a higher trade volume or a change in the fee structure paid by the market venues.

Item 8. Financial Statements and Supplementary Data, page 50

Notes to Consolidated Financial Statements, page 56

Note 2 – Summary of significant Accounting Policies, page 56

General

3.   We note you earn asset management fees from Schwab-sponsored money market mutual funds. Please revise your future filings to include your consolidation policy and discuss how you determine whether or not to consolidate any of your sponsored mutual funds and collective investment funds that you manage, including any seed funding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Joseph R. Martinetto
        The Charles Schwab Corporation